UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         Northeast Mortgage Corporation
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                                (Name of Issuer)

                    Series A Preferred Stock, par value $.001

                          Common Stock, par value $.001
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                         (Title of Class of Securities)

                       Series A Preferred Stock: 664287208

                             Common Stock: 664287109
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                                 (CUSIP Number)

                           Christian J. Hoffmann, III
                        QUARLES & BRADY STREICH LANG LLP
                                 Renaissance One
                              Two N. Central Avenue
                             Phoenix, Arizona 85004

                                 (602) 229-5200
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                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)

                                 March 27, 2002
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note).

                                  SCHEDULE 13D

CUSIP No.  Series A Preferred Stock: 664287208
                Common Stock: 664287109


1        NAME OF  REPORTING  PERSON  AND S.S.  OR I.R.S.  IDENTIFICATION  NO. OF
         PERSON

                                 Brian Rogerson



2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) ___
                                                                         (b) ___


3        SEC USE ONLY


4        SOURCE OF FUNDS                                                      SC


5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     ____


6        CITIZENSHIP OR PLACE OF ORGANIZATION                      United States


Number of            7. Sole Voting Power
Shares                                    1,650,000 Common Stock
Beneficially                              2,530,000 Series A Preferred Stock (1)
Owned by
Each
Reporting
Person With
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                     8. Shared Voting Power
                              0
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                     9. Sole Dispositive Power
                                          1,650,000 Common Stock
                                          2,530,000 Series A Preferred Stock
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                     10. Shares Dispositive Power
                                0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                                          1,650,000 Common Stock
                                          2,530,000 Series A Preferred Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   ______

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          41.3% Common Stock
                                          55.0% Series A Preferred Stock

14       TYPE OF REPORTING PERSON                                             IN


         (1) Shares of Series A Preferred Stock are voted equally with shares of the Issuer's Common Stock with respect to election of directors only. The holders of shares of Series A Preferred have no voting rights and are not entitled to vote on any other matter.

         (2) Shares of Series A Preferred Stock will be convertible to common stock as of March 27, 2003. Brian Rogerson's ownership percentage of common shares would total 64.0% upon conversion of his Series A Preferred Shares.

ITEM 1.  SECURITY AND ISSUER

           The titles of the classes of equity security to which this statement relates are Common Stock, par value $.001 and Series A Preferred Stock, par value $.001.

           The issuer of the securities is Northeast Mortgage Corporation (the "Issuer"). The Issuer's principal executive offices are located at 800 Main Street, Southbury, Connecticut, 06488.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the Reporting Person filing this statement is Brian P. Rogerson.

         (b) The business address of the Reporting Person is 800 Main Street, Southbury, Connecticut, 06488.

         (c) The Reporting Person is the Chairman and President of Northeast Mortgage Corporation, 800 Main Street, Southbury, Connecticut, 06488.

         (d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding.

         (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a United States Citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           The Reporting Person acquired 1,650,000 shares of Common Stock and 2,530,000 shares of Series A Preferred Stock from the Issuer in exchange for substantially all of the assets of Northeast Mortgage LLC, a Connecticut limited liability company, of which he was a member.

ITEM 4.  PURPOSE OF TRANSACTION

           This Schedule 13D is being filed because on the date that the Issuer registered 4,000,000 shares of its common stock on Form SB-2 with the Securities Exchange Commission, the Reporting Person owned 41.3% of the issued and outstanding shares of Common Stock of the Issuer and 55% of the issued and outstanding shares of Series A Preferred Stock, which if converted on March 27, 2003, the conversion date, would result in the Reporting Person owning 64.0% of the common stock of the Issuer. The Reporting Person's ownership interest results from the Issuer's purchase of substantially all of Northeast Mortgage LLC's assets pursuant to the Contribution Agreement entered into by and among the Issuer, Northeast Mortgage, LLC, and its Members prior to the registration of the Issuer's shares. In connection with the transaction, the Reporting Person became a principal shareholder of the Issuer.

           Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 1,450,000 (41.3%) of the issued and outstanding shares of Common Stock and 2,530,000 (55.0%) of the issued and outstanding shares of Series A Preferred Stock of the Issuer.

(b) The Reporting Person has the sole power to vote and dispose of the 1,450,000 shares of common stock he owns. The Reporting Person also has the sole power to vote and dispose of the 2,530,000 shares of Series A Preferred Stock he owns, however, the Series A Preferred Stock has voting rights only to elect directors of the Issuer. See footnote 1 to Number 7 of the Cover Page of this Schedule 13D, which is herein incorporated by reference thereto.

(c) No transactions in the Common Stock or Series A Preferred Stock have been effected during the past 60 days by the Reporting Person.

(d) No person is known to the Reporting Person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as provided herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           The Reporting Person has no contracts, arrangements, understandings or relationships required to be reported under this Item 6.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

----------- ------------------------------------- ------------------------------
EXHIBIT NO. DESCRIPTION                           REFERENCE

----------- ------------------------------------- ------------------------------
1           Contribution Agreement by and among   Incorporated by reference to
            the Issuer, Northeast Mortgage, LLC   Appendix B of Schedule 14C,
            and its Members dated March 27,       filed with the Commission on
            2002.                                 December 21, 2001.
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2           Registration Statement on Form SB-2    Incorporated by reference.
            filed with the Commission on May 30,
            2002.
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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    08/10/02                                              /s/ BRIAN P. ROGERSON
Date                                                          BRIAN P. ROGERSON